VIRTUS ETF TRUST I

1540 Broadway, Suite 1600

New York, NY 10036

FILED VIA EDGAR

June 3, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
Post-Effective Amendment No. 8 to Registration Statement on Form N-1A
File Nos. 333- 206600 and 811- 23078

Ladies and Gentlemen:

Pursuant to (1) the Securities Act of 1933, as amended Securities Act of 1933 (the “Securities Act”), and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Regulation S-T, please find Post-Effective Amendment No. 8 to the Registration Statement of the Trust (“Amendment”).

The Amendment is being filed in response to comments from the U.S. Securities and Exchange Commission (the “Commission”) to Post-Effective Amendment No. 2 to the Registration Statement of the Trust, filed on February 29, 2016, pursuant to Rule 485(a) under the Securities Act and the 1940 Act, to register shares of Virtus Enhanced DWA U.S. Equity ETF (formerly Virtus DWA Sector Trend ETF), a series of the Trust.

Pursuant to Rule 461 under the Securities Act, the Trust and ETF Distributors LLC, the Trust’s principal underwriter, respectfully request that the effective date of the Amendment be accelerated to 12:00 noon on June 6, 2016, or as soon thereafter as reasonably practicable.

The Trust and the ETF Distributors LLC are aware of their obligations under the Securities Act.

The Trust and ETF Distributors LLC acknowledge that should the Commission (or its staff, acting pursuant to delegated authority) declare the filing effective, such action (i) does not foreclose the Commission from taking any action with respect to the filing; (ii) does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) may not be asserted as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is respectively requested that any questions you may have with the foregoing be directed to Jeffrey T. Skinner of Kilpatrick Townsend & Stockton LLP at 336-607-7512 and that Mr. Skinner be notified of such effectiveness by a telephone call and confirmed in writing.

Very truly yours,

ETFIS SERIES TRUST I

By:	/s/ William J. Smalley
William J. Smalley, President

ETF DISTRIBUTORS LLC

By:	/s/ William J. Smalley
William J. Smalley, Managing Principal